9250 NW 36th St., Suite 420
Doral, FL 33178
Telephone: (612) 238-1321
www.neuehealth.com

March 14, 2025

Division of Corporation Finance
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Shane Callaghan

Re:	NeueHealth, Inc.
Schedule 13E-3 filed February 3, 2025
File No. 005-92640
Preliminary Proxy Statement on Schedule 14A filed February 3, 2025
File No. 001-40537

Dear Mr. Callaghan:

On behalf of NeueHealth, Inc. (the “Company”), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company, dated February 21, 2025, with respect to the above-referenced Schedule 13E-3 filed with the Commission on February 3, 2025 (the “Schedule 13E-3”), and the above-referenced Preliminary Proxy Statement on Schedule 14A filed with the Commission on February 3, 2025 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the Company and the other filing persons are filing Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”).  The Amended Preliminary Proxy Statement and the Amended Schedule 13E-3 reflect revisions in response to the Staff’s comments and certain other updates and revisions.

Securities and Exchange Commission
March 14, 2025

For your convenience, each response is prefaced by the Staff’s corresponding comment included in the letter received from the Staff in bold, italicized text. Unless otherwise noted, the page numbers in the headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses under the headings refer to pages in the Amended Preliminary Proxy Statement or the Amended Schedule 13E-3, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement.

Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A, each filed on February 3, 2025

General

1.
In your response letter, please explain why Mr. Mohamad Makhzoumi is not an affiliate of the Company engaged directly or indirectly in the Rule 13e-3 transaction, and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person. For guidance, refer to Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. We may have further comment.

RESPONSE: The Company and the Parent Entities respectfully acknowledge the Staff’s comment and submit that Mr. Makhzoumi should not be deemed a filing person for purposes of the Schedule 13E-3. While acknowledging that Mr. Makhzoumi is a director of the Company and has a management role at the Parent Entities, each of the Company and the Parent Entities have determined that under the relevant facts and circumstances Mr. Makhzoumi is not engaged, directly or indirectly, in a going private transaction for purposes of Rule 13e-3.

As noted in the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions response 201.05, which relates to the status of members of senior management as filing persons, the determination of whether such individuals are deemed to be “engaged” in the transaction is dependent on the facts and circumstances of the transaction.  Relevant factors include whether the management of the company going private will ultimately hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2.  The Staff considers these factors to assess whether senior management is essentially “on both sides” of the Rule 13e-3 transaction.  Furthermore, the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions response 201.01, which also addresses the status of members of senior management as filing persons, states that additional factors to consider in assessing whether management is “engaged” in a Rule 13e-3 transaction include increases in consideration to be received by management, alterations in management’s executive agreements favorable to such management, the equity participation of management in the acquiror and representation of management on the board of the acquiror.

This guidance above relates primarily to the classification of members of senior management of the subject company as filing persons. Mr. Makhzoumi is a director of the Company; however, he is not an executive officer or a member of senior management of the Company.  Although Mr. Makhzoumi is a member of the Company Board, all terms of the going private transaction were negotiated by a special committee of independent directors of the Company Board that was constituted to review, evaluate and negotiate the terms and conditions, and determine the advisability, of a potential going private transaction.  Mr. Makhzoumi was not a member of the Special Committee of the Company Board and therefore did not negotiate on the Company’s behalf in connection with the Rule 13e-3 transaction. Furthermore, Mr. Makhzoumi’s role and compensation at the Company will not change as a result of the Rule 13e-3 transaction.

Mr. Makhzoumi directly owns less than 1% of the outstanding Common Stock of the Company individually, in the form of restricted stock units, and is required to transfer such remuneration, including any shares of Company Common Stock he may receive upon settlement of such restricted stock units, to NEA under agreements between Mr. Makhzoumi and NEA. He will not receive any additional shares in connection with the going private transaction in his individual capacity. Mr. Makhzoumi shares voting and dispositive power over the shares held by NEA 15, NEA 15 OF, NEA 16, NEA 17, NEA 18 VGE, BH SPV and BH SPV II as a result of being a manager of such funds because each such manager shares voting and dispositive power with regard to such shares. While Mr. Makhzoumi engaged in discussions and negotiations relating to the Rule 13e-3 transaction, he did so only as a representative of the Parent Entities that are each already named as filing parties with the required disclosure, and did not engage in such discussions or negotiations in his personal capacity. Furthermore, he engaged in such discussions alongside numerous other representatives and advisors of the Parent Entities and did not individually have the authority to agree to or approve any such agreements or transactions on behalf of the Parent Entities.

Securities and Exchange Commission
March 14, 2025

Without any special benefits arising from the transaction, and without a role in negotiating the transaction on behalf of the Company, Mr. Makhzoumi did not act “on both sides” of the Rule 13e-3 transaction.  Based on the above facts and circumstances, the Company and the Parent Entities respectfully submit that Mr. Makhzoumi was not “engaged” in the Rule 13e-3 transaction and should not be deemed a filing person for purposes of the Schedule 13E-3 as a result. Furthermore, pertinent information relating to Mr. Makhzoumi has already been fully disclosed in the filed Schedule 13E-3 and the Proxy Statement and, therefore, adding Mr. Makhzoumi as a filing person would not materially enhance the protection of public shareholders in relation to the Rule 13e-3 transaction.

2.
We note the following disclosure on page 2 of the Schedule 13E-3: “All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This statement is inconsistent with the disclosures in the filing, including the required attestation that appears at the outset of the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise or delete.

RESPONSE: In response to the Staff’s comment, the Company and the other filing persons have removed the above-referenced statement from page 2 of the Amended Schedule 13E-3.

3.	Please revise throughout the Proxy Statement to name each Rollover Holder instead of stating that “certain” stockholders of the Company have entered into the Rollover Agreements.

RESPONSE: In response to the Staff’s comment, the Company has revised the definition of “Rollover Holders” set forth in the Amended Preliminary Proxy Statement to disclose the names of all relevant rollover stockholders of the Company. See page 2 of the Amended Preliminary Proxy Statement.

4.
We note that the Company’s Quarterly Report on Form 10-Q for the nine-month period ended September 30, 2024 was filed on November 7, 2024. Please revise the disclosure offered in response to Item 13 of Schedule 13E-3 to include financial information for this interim period. See Item 1010(a)(2) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company and the other filing persons have revised the disclosure on page 14 of the Amended Schedule 13E-3 to incorporate, by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, the unaudited consolidated financial statements for the nine-month periods ended September 30, 2024 and 2023.

5.
In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. While we note that you have provided the book value per share of Company Common Stock as of September 30, 2024 on page 111 of the Proxy Statement, please revise the Schedule 13E-3 to include the remaining information required by Item 1010(c) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company and the other filing persons have included the requested summarized financial information required by Item 1010(c) of Regulation M-A (the “Summary Financial Information”) in Appendix I to the Amended Preliminary Proxy Statement, filed as an exhibit to the Amended Schedule 13E-3. The Summary Financial Information is incorporated by reference into Item 13 of the Amended Schedule 13E-3. The Company also respectfully advises the Staff that it will delay mailing of the definitive proxy statement to its stockholders until its audited financial statements for fiscal year 2024 are complete and incorporated by reference in the Definitive Proxy Statement. The Company currently expects its 2024 audited financial statements to be finalized and filed with the Commission by the end of March 2025.

Securities and Exchange Commission
March 14, 2025

Background of the Merger, page 22

6.
On page 32 of the Proxy Statement, we note that 28 parties responded to the initial outreach by representatives of Lincoln during the go-shop process. Please revise your disclosure to explain how only eight of these responses resulted in “completed calls.”

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Amended Preliminary Proxy Statement to provide additional detail regarding the Company’s go-shop process.

Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger, page 32

7.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A, paragraphs (c), (d) and (e) of Item 1014, and Item 1015 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factor described in Item 1014(c) or explain why such factor was not deemed material or relevant to the fairness determination of the Special Committee and the Company Board. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Special Committee and the Company Board believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 38 of the Amended Preliminary Proxy Statement to address the Special Committee’s and Company Board’s consideration of the absence of a requirement that the Merger be approved by at least a majority of the Company’s unaffiliated security holders in reaching their respective determinations as to the fairness of the Merger to such security holders.

8.
See comment 7 above. We note that the Special Committee and the Company Board considered Lincoln’s fairness opinion in making their respective fairness determinations. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as its own in order to satisfy the disclosure obligation under Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee and the Company Board ultimately adopted Lincoln’s analysis and opinion as their own. Alternatively, please briefly explain to us how the Company has satisfied its obligation to disclose the material factors upon which its fairness determination is based.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 33 and 38 of the Amended Preliminary Proxy Statement to state that the Special Committee adopted Lincoln’s opinion and related analysis and discussion and to clarify the manner in which the Company Board considered Lincoln’s opinion in making its fairness determination.

9.
On a related note, please address how each filing person relying on Lincoln’s opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to Public Stockholders, rather than all security holders unaffiliated with the Company. See Exchange Act Rule 13e-3(a)(4), Item 8 of Schedule 13E-3, and Item 1014(a) of Regulation M-A.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises that the determination memorialized in Lincoln’s Opinion that the Merger Consideration to be received by the Public Stockholders in the Merger is fair, from a financial point of view, to the Public Stockholders necessarily implies and encompasses the same determination with respect to the “unaffiliated security holders” (as defined in Rule 13e-3 under the Exchange Act) of the Company, because the Merger Consideration to be received by all security holders of the Company, including the Public Stockholders and (to the extent there is any relevant distinction from the Public Stockholders) the “unaffiliated security holders,” in the Merger in respect of each share of Company Common Stock held thereby is identical.

Securities and Exchange Commission
March 14, 2025

The Company further respectfully advises the Staff that the universe of security holders that are Public Stockholders (which, as the Staff notes, are the subject of Lincoln’s Opinion) encompasses in all material respects the universe of security holders that are “unaffiliated security holders” of the Company that will receive the Merger Consideration (or any other consideration) in the Merger. For the Staff’s ease of reference, “Public Stockholders” (as defined on page 2 of the Amended Preliminary Proxy Statement) means holders of shares of Company Common Stock, other than shares of Company Common Stock held by or on behalf of affiliates of NEA, the Rollover Holders and any other stockholders of the Company that are affiliated with such affiliates of NEA, the Rollover Holders, Parent, Merger Sub or any of their respective affiliates, and “unaffiliated security holders” (as defined in Rule 13e-3 under the Exchange Act) means “holder[s] of an equity security subject to a Rule 13e-3 transaction who [are] not … affiliate[s] of the issuer of such security.” The Company notes that, as described in the Amended Preliminary Proxy Statement, the shares of Company Common Stock held by the Rollover Holders will be contributed to Ultimate Parent immediately prior to the effective time of the Merger pursuant to the Rollover Agreements and, accordingly, the Rollover Holders will not receive the Merger Consideration (or any other consideration) in the Merger. Accordingly, the universe of security holders that are Public Stockholders is consistent with, and in some instances broader than, the universe of security holders that are “unaffiliated security holders” of the Company that will receive consideration in the Merger. By way of example, holders of shares of Company Common Stock who are directors or officers of the Company and might be considered affiliates of the Company by virtue of such role, but who are not also affiliated with affiliates of NEA, the Rollover Holders, Parent, Merger Sub or any of their respective affiliates, are within the universe of Public Stockholders but would not be considered to be “unaffiliated security holders” of the Company.

As a result of the foregoing considerations, each person relying on Lincoln’s Opinion was able to reach the fairness determination as to “unaffiliated security holders” of the Company based in part upon Lincoln’s Opinion regarding fairness with respect to the Public Stockholders. However, the Company also respectfully notes that, as discussed in the Amended Preliminary Proxy Statement, each of the Special Committee, the Company Board and the Parent Filing Parties considered many factors (of which Lincoln’s Opinion was only one) in reaching its determination as to the fairness of the Merger to the Public Stockholders and to the “unaffiliated security holders” of the Company.

10.
On page 38 of the Proxy Statement, we note disclosure to the effect that, except as described in the Proxy Statement, the Special Committee and the Company Board are not aware of any firm offers by any other person during the past two years that related to the matters specified in clause (viii) of Instruction 2 to Item 1014 of Regulation MA. Please revise to specify how the Special Committee and the Company Board considered any such firm offers in making their fairness determination, or clearly state that the Special Committee and the Company Board are not aware of any such offers during the past two years. See Item 8 of Schedule 13E-3 and Item 1014(b) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended Preliminary Proxy Statement to clarify that the Special Committee and the Company Board are not aware of any firm offers by any other person during the past two years that related to the matters specified in clause (viii) of Instruction 2 to Item 1014 of Regulation MA, other than as specifically described in the Amended Preliminary Proxy Statement in connection with the Merger itself.

Position of the Parent Filing Parties as to the Fairness of the Merger, page 38

11.
See comment 7 above. We note that the Parent Filing Parties have expressly adopted the analyses and conclusions of the Special Committee and the Company Board in reaching their fairness determination. However, it does not appear that such analyses include consideration of the procedural safeguard in Item 1014(c) of Regulation M-A. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Parent Filing Parties believe that the Rule 13e-3 transaction is fair in the absence of such safeguard.

RESPONSE: As described above, in response to the Staff’s comment 7, the Company has revised the disclosure on pages 36 and 38 of the Amended Preliminary Proxy Statement to address the Special Committee’s and Company Board’s consideration of the absence of a requirement that the Merger be approved by at least a majority of the Company’s unaffiliated security holders in reaching their respective determinations as to the fairness of the Merger to such security holders. In response to the Staff’s comment, the Company respectfully advises the Staff that the Parent Filing Parties have affirmed that, as described on pages 39 and 40 of the Amended Preliminary Proxy Statement, in reaching their determination as to the fairness of the Merger to the Company’s unaffiliated security holders, the Parent Filing Parties considered, among other things, the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Company Board discussed in the section of the Amended Preliminary Proxy Statement entitled “Special Factors — Reasons for the Merger; Recommendations of the Special Committee and the Company Board; Fairness of the Merger” (which analysis and resulting conclusions the Parent Filing Parties adopt), including with respect to the absence of a requirement that the Merger be approved by at least a majority of the Company’s unaffiliated security holders as discussed in the revised disclosure on pages 36 and 38 of the Amended Preliminary Proxy Statement.

Securities and Exchange Commission
March 14, 2025

Opinion of Lincoln International LLC, page 42

12.
On page 46 of the Proxy Statement, we note your disclosure that the tables presented in the section entitled ‘Selected Public Companies Analysis’ “summarize observed historical and projected financial performance for the Company and the selected public companies, as well as multiples of enterprise value to 2024, 2025 and 2026 EBITDA and 2024 revenue” (emphasis added). It does not appear that such tables contain any financial information related the Company. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Amended Preliminary Proxy Statement to clarify that the financial information presented in the above-referenced tables relates only to the selected public companies considered in Lincoln’s relevant analysis (and not to the Company).

13.
Please revise the section entitled ‘Determination of Valuation Ranges of the Company Common Stock,’ beginning on page 49 of the Proxy Statement, to disclose the data underlying the levered equity volatility used in Lincoln’s option pricing model, and to show how that data resulted in Lincoln selecting a levered equity volatility of 55%.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 50 of the Amended Preliminary Proxy Statement to explain that Lincoln’s selection of the levered equity volatility used in its relevant analysis was based on Lincoln’s professional judgment and customary methodology. The Company respectfully advises the Staff that Lincoln did not present the data underlying such levered equity volatility to the Special Committee and was not requested by the Special Committee to present or describe such underlying data in connection with the Special Committee’s review of Lincoln’s materials or decision-making process with respect to the Merger (or otherwise). Accordingly, the Company does not believe it would be appropriate to disclose such data in the Amended Preliminary Proxy Statement.

14.
We note Lincoln’s presentations to the Special Committee that are filed as Exhibits (c)(2) – (c)(5) to the Schedule 13E-3. Please revise this section to include summaries of these presentations, including the procedures followed, the findings and recommendations, the bases for and methods of arriving at such findings and recommendations, any instructions that Lincoln received from the Special Committee, and any limitation imposed by the Special Committee on the scope of the investigation. See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. To the extent that one or more of the presentations are the same as other presentations that you have already described in the revised disclosure, provide a summary of material differences.

RESPONSE: In response to the Staff’s comment, the Company respectfully advises the Staff that:

•	A summary of Lincoln’s presentation dated August 1, 2024 is discussed in the section of the Amended Preliminary Proxy Statement entitled “Special Factors — Background of the Merger” on page 25.

•
Lincoln’s presentations dated August 5, 2024, August 16, 2024, and August 27, 2024, respectively, were prepared by Lincoln in connection with Special Committee meetings held on such dates and are discussed in the section of the Amended Preliminary Proxy Statement entitled “Special Factors — Background of the Merger” on pages 26 and 27.  The presentations dated August 5, 2024 and August 16, 2024, respectively, relate to offers by NEA (which were not accepted by the Special Committee) at a proposed price per share of Company Common Stock that was materially different from the proposed price per share of Company Common Stock reflected in NEA’s final offer, and such presentations thus are not material to the Merger. In addition, the analyses presented in these three presentations were simply updates of the supplemental premiums paid analysis contained in the appendix of Lincoln’s presentation dated August 1, 2024. These presentations were prepared at the request of the Special Committee as they negotiated with NEA but were supplemental in nature and were not the basis of any recommendations provided by Lincoln to the Special Committee or for the Opinion ultimately rendered by Lincoln.

Securities and Exchange Commission
March 14, 2025

•
Other than the items mentioned above, summaries of these presentations (including the procedures followed, the findings and recommendations, and the bases for and methods of arriving at such findings and recommendations, along with any instructions that Lincoln received from the Special Committee) are already contained in all material respects in the section of the Amended Preliminary Proxy Statement entitled “Special Factors — Background of the Merger,” as noted above. Therefore, the Company and the other filing persons believe there is no additional material information that is not already contained in the aforementioned summaries, and that it would be redundant, unnecessary and misleading to provide additional summaries of the presentations contained in Exhibits (c)(2) – (c)(5) to the Schedule 13E-3.

Unaudited Prospective Financial Information of the Company, page 54

15.
We note on page 57 of the Proxy Statement that “Company management represented to Lincoln that a normalized terminal year projected adjusted EBITDA (inclusive of stock-based compensation expense) of approximately $274 million and an implied adjusted EBITDA margin of 7.5% reflected the best available estimates and judgments of the management of the Company for purposes of analyzing the performance and value of the Company beyond 2027E.” Please revise this disclosure to explain the assumptions underlying these management estimates, quantifying such assumptions where practicable.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amended Preliminary Proxy Statement to provide additional detail regarding the assumptions underlying the relevant management estimates.

Interests of Executive Officers and Directors of the Company in the Merger, page 57

16.
On pages 60-61 of the Proxy Statement, we note that footnote (2) to the ‘Golden Parachute Compensation’ table states that “[n]o amounts have been reported in this column…,” whereas the related column of the table contains amounts for two of the three NEOs. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has corrected the disclosure on page 61 of the Amended Preliminary Proxy Statement to remove the above-referenced statement.

Security Ownership of Certain Beneficial Owners and Management, page 112

17.
Please revise this section to state the aggregate number of shares and percentage of the Company Common Stock that are beneficially owned by each filing person of the Schedule 13E-3, as well as each person specified in Instruction C to Schedule 13E-3 for each filing person of the Schedule 13E-3. See Item 11 of Schedule 13E-3 and Item 1008(a) of Regulation M-A.

RESPONSE: In response to the Staff’s comment, the Company and the other filing persons have revised the disclosure on page 13 of the Amended Schedule 13E-3.

18.
We note in footnote (1) on page 113 of the Proxy Statement the disclaimer of beneficial ownership “except to the extent of their actual pecuniary interest therein.” Similar disclosure appears in footnotes (2) and (12) – (14). Please note that beneficial ownership is not determined based on pecuniary interest. See Rule 13d-3(a). Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of the Amended Preliminary Proxy Statement to remove the above-referenced statements.

Securities and Exchange Commission
March 14, 2025

We appreciate the Staff’s assistance in reviewing this response letter, the Amended Preliminary Proxy Statement and the Amended Schedule 13E-3. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to Atif I. Azher at (650) 251-5033 and William B. Brentani at (650) 251-5110.

Very truly yours,

/s/ Jeffery Craig
General Counsel and Corporate Secretary
NeueHealth, Inc.

cc:
Atif I. Azher
William B. Brentani
Simpson Thacher & Bartlett LLP

Daniel Breslin
Max Schleusener
Latham & Watkins LLP